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AM 3/11/2004

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SECU... ...MMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING FEB 27 2004 WASH., D.C. 160 SECTION

SEC FILE NUMBER
8- 22990

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DBA Blue Creek Securities, Inc. Investment & Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

203 Greene Street
(No. and Street)

Huntsville (City) AL (State) 35801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John E. McGowan 713-622-3808 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Easley, Endres, Parkhill & Brackendorff, P.C.
(Name – *if individual, state last, first, middle name*)

1333 West Loop South, #1400 (Address) Houston (City) Texas (State) 77027 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM 3.18.04

OATH OR AFFIRMATION

I, John E. McGowan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment & Financial Services, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TANYA ANKENBRUCK
Notary Public, State of Texas
My Commission Expires
February 28, 2005

John E. McGowan
Signature

Financial Principal
Title

Tanya Ankenbruck
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENT & FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2003

CONTENTS

EASLEY, ENDRES, PARKHILL & BRACKENDORFF, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

February 17, 2004

Board of Directors
INVESTMENT & FINANCIAL SERVICES, INC.
Huntsville, Alabama

We have audited the accompanying statement of financial condition of INVESTMENT & FINANCIAL SERVICES, INC. as of December 31, 2003, the related statements of income, changes in stockholders' equity and cash flows for the nine months then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of INVESTMENT & FINANCIAL SERVICES, INC. as of December 31, 2003, and the results of its operations and its cash flows for the nine months then ended in conformity with accounting principles generally accepted in the United States of America.

Easley, Endres, Parkhill & Brackendorff, P.C.

1333 West Loop South
Suite 1400
Houston, TX 77027
Phone: 713.622.0016
Fax: 713.622.5527

INVESTMENT & FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash	$	301,839
Accounts receivable		1,438
Other assets		6,821
Total assets	$	310,098

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities		
Accounts payable	$	19,038
Federal income tax payable		58,847
Accrued liabilities		211
Total liabilities		78,096
Stockholders' equity		
Common stock with par value of $1 per share, 100,000 shares authorized, 1,748 issued and outstanding		1,748
Paid in capital		230,254
Retained earnings		-0-
Total stockholders' equity		232,002
Total liabilities and stockholders' equity	$	310,098

The accompanying notes are an integral part of the financial statements.

INVESTMENT & FINANCIAL SERVICES, INC.

STATEMENT OF INCOME

FOR THE NINE MONTHS ENDED DECEMBER 31, 2003

Revenues	
Commissions	$ 28,171
Gains (losses) on marketable securities	
Realized	351,241
Unrealized	(282,660)
Dividends	15,405
Interest	1,292
Total revenues	113,449
Expenses	
Salaries and employee benefits	90,770
Office and other operating expenses	78,369
Taxes other than income	7,406
Depreciation	3,083
Total operating expenses	179,628
Loss before federal income taxes	(66,179)
Federal income tax benefit	38,087
NET LOSS	$ (28,092)

The accompanying notes are an integral part of the financial statements.

INVESTMENT & FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE NINE MONTHS ENDED DECEMBER 31, 2003

	Shares	Common Stock	Paid in Capital in	Retained Earnings	Total
Balance, March 31, 2003	2,008	$ 2,008	$ 509,265	$ 540,453	$ 1,051,726
Net loss				(28,092)	(28,092)
260 shares purchased	(260)	(260)	(133,077)	-0-	(133,337)
Dividends			(145,934)	(512,361)	(658,295)
Balance, December 31, 2003	1,748	$ 1,748	$ 230,254	$ -0-	$ 232,002

The accompanying notes are an integral part of the financial statements.

INVESTMENT & FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(28,092)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation		3,083
Deferred taxes		(99,334)
(Increase) decrease in cash related to changes in assets:		
Accounts receivable		2,276
Marketable securities held for investment		219,826
Other assets		(5,435)
Increase (decrease) in cash related to changes in liabilities:		
Accounts payable		17,133
Federal income tax payable		58,847
Accrued liabilities		(3,574)
Marketable securities, sold but not yet purchased		(3,740)
NET CASH PROVIDED BY OPERATING ACTIVITIES		160,990
CASH FLOWS FROM INVESTING ACTIVITIES		
Sales of fixed assets		18,211
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid		(36,239)
NET INCREASE IN CASH AND CASH EQUIVALENTS		142,962
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		158,877
CASH AND CASH EQUIVALENTS, END OF PERIOD	$	301,839
INTEREST PAID	$	-0-
TAXES PAID	$	-0-

The accompanying notes are an integral part of the financial statements.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

INVESTMENT & FINANCIAL SERVICES, INC., a Texas corporation, (the "Company"), was formed on April 1, 1978. The Company was formed for the purpose of conducting business as a broker/dealer in securities.

The Company is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers cash and highly liquid investments with maturities of three months or less when purchased to be cash and cash equivalents.

Marketable Securities

Marketable securities are publicly traded, and are recorded at market value based on quoted market prices as of the balance sheet date. The difference between cost and market value is included in income.

Revenue Recognition

Realized gains from securities transactions are recognized as securities are sold, on a settlement date basis. The Company's revenues from brokerage commissions are recorded on the settlement date.

Fixed Assets

Furniture, fixtures and equipment are recorded at cost. Depreciation is computed using the declining balance method.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Income Taxes

The federal income tax provision is computed at statutory rates on pre-tax income. Deferred income taxes are provided when income and costs of investment securities are recognized in different years for financial and tax reporting purposes.

NOTE 2: FEDERAL INCOME TAX

The Company records its federal tax liability in accordance with Financial Accounting Standards Board Statement No. 109, "*Accounting for Income Taxes*". Current tax liabilities are accrued at statutory rates in effect for the fiscal year. Deferred taxes are recorded monthly for the difference between the financial statement and tax basis of assets and liabilities at the rate of 35%. As of December 31, 2003, the Company's tax liability relates primarily to gains and losses from securities. Federal income tax expense for the nine months ended December 31, 2003 is computed as follows:

Tax benefit at statutory rate (34%)	$ (22,501)
Plus (less) the tax effect of:	
Non-taxable income & nondeductible expenses	(6,915)
Rate and other adjustments	(8,671)
Tax benefit	$ (38,087)
Deferred tax (benefit)	$ (99,334)
Current tax expense	61,247
	$ (38,087)

NOTE 3: RELATED PARTY TRANSACTIONS

The Company rented certain office space and equipment from the stockholders during the nine months ended December 31, 2003. Total rent paid to stockholders was $5,955.

NOTE 4: PENSION AND PROFIT SHARING PLAN

The Company participates in a defined contribution pension and profit-sharing plan which covers all compensated employees. The Company's policy is to fund pension and profit sharing costs annually. The Plan was terminated on September 30, 2003 and all Plan assets were distributed. Pension and profit sharing expense was $4,878 for the nine months ended December 31, 2003.

NOTE 5: SIPC INSURANCE

The Company's SIPC insurance was paid and in force for the nine months ended December 31, 2003. The SIPC supplemental report required by Rule 17A-5(e)(4) does not apply to the Company.

NOTE 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 (including subordinated indebtedness) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is currently in compliance with these requirements.

NOTE 7: SUPPLEMENTAL CASH FLOW INFORMATION

During the period ending December 31, 2003, the Company exchanged marketable securities worth $97,098 for 260 shares of Company stock. Additionally, the Company distributed marketable securities worth $658,295 to the stockholders. The transactions to record the stock redemption/dividends are not reflected in the statement of cash flows for the current year.

NOTE 8: SALE OF COMPANY

In an agreement dated November 24, 2003, the company entered into an agreement for the sale of the Company's common stock to another broker/dealer in the investment business. Company assets that were not required for ongoing operations were distributed to stockholders.

NOTE 9: SUBSEQUENT EVENT

Pursuant to the stock purchase agreement dated November 24, 2003, all issued and outstanding shares of Company stock were purchased by Blue Creek Investment Partners, LLC on January 6, 2004.

SUPPLEMENTAL INFORMATION

EASLEY, ENDRES, PARKHILL
& BRACKENDORFF, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

February 17, 2004

Board of Directors
INVESTMENT & FINANCIAL SERVICES, INC.
Huntsville, Alabama

We have audited the accompanying financial statements of INVESTMENT & FINANCIAL SERVICES, INC. as of and for the nine months ended December 31, 2003 and have issued our report thereon dated February 17, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Easley, Endres, Parkhill
& Brackendorff, P.C.

1333 West Loop South
Suite 1400
Houston, TX 77027
Phone: 713.622.0016
Fax: 713.622.5527

INVESTMENT & FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15C3-1

DECEMBER 31, 2003

Stockholder's equity	$ 232,002
Deduct:	
Other assets	(6,821)
Net capital before haircuts on marketable securities positions	225,181
Haircuts on marketable securities	-0-
Net Capital	$ 225,181

STATEMENT PURSUANT TO PARAGRAPH (D)(4) OF RULE 17A-5

A difference of $2 between the above computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by Investment & Financial Services, Inc. and included in the Company's unaudited Part II A FOCUS report filing as of December 31, 2003 is attributed to rounding.

STATEMENT OF OMITTED SUPPLEMENTAL DATA

The Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been omitted because Investment & Financial Services, Inc. is exempt from the requirements of Rule 15c3-3 under condition (k)(2)(ii). The conditions of the exemption were being complied with as of December 31, 2003 and no facts came to our attention to indicate that the exemption had not been complied with during the nine months ended December 31, 2003.

See accompanying auditors' report.

EASLEY, ENDRES, PARKHILL & BRACKENDORFF, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL STRUCTURE

February 17, 2004

Board of Directors
INVESTMENT & FINANCIAL SERVICES, INC.
Huntsville, Alabama

In planning and performing our audit of the financial statements and supplemental schedules of INVESTMENT & FINANCIAL SERVICES, INC. (the "Company") for the nine months ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of

1333 West Loop South
Suite 1400
Houston, TX 77027
Phone: 713.622.0016
Fax: 713.622.5527

an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the securities Exchange Act of 1934 in their regulation for registered brokers and dealers, and should not be used for any other purpose.

Easley, Endres, Parkhill
& Brackendorff, P.C.